O'Connor & Company Securities, Inc.

FAX TRANSMISSION MEMO

TO: Yolanda Wilkerson

FAX Nº: (202) 727-9273

FROM: William O'Connor

DATE: 02/16/2023

SUBJECT: Form X-17 A-5

COMMENTS:

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: O'Connor & Co. Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2901 W. Coast Highway Suite 200
(No. and Street)

Newport Beach (City) CA (State) 92663 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Will O'Connor (949) 764-9320
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper, John
(*Name – if individual, state last, first, middle name*)

2700 Ygnacio Valley Rd. (Address) Walnut Creek (City) CA (State) 94598 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William O'Connor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of O'Connor & Company Securities, Inc., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

W O'Connor
Signature

President
Title

Notary Public

KRISTINE TRAN
Notary Public - California
Orange County
Commission # 2287636
My Comm. Expires May 5, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached; and not the truthfulness, accuracy, or validity of that document.

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on this 22nd day of February 2021 by William Anthony O'Connor

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

KRISTINE TRAN
Notary Public - California
Orange County
Commission # 2287636
My Comm. Expires May 5, 2023

Signature (Seal)

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Annual Audited Report
(Title or description of attached document)

Form X-17A-5
(Title or description of attached document continued)

Number of Pages 2 Document Date 2/22/2021

Additional information

INSTRUCTIONS

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  - Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document with a staple.

O'Connor & Company Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2020

Contents

CROPPER
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of O'Connor & Company Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of O'Connor & Company Securities, Inc. as of December 31, 2020, the related statements of income, changes in shareholders' equity, liabilities subordinated to claims of creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of O'Connor & Company Securities, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of O'Connor & Company Securities, Inc.'s management. Our responsibility is to express an opinion on O'Connor & Company Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to O'Connor & Company Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedules I-III has been subjected to audit procedures performed in conjunction with the audit of O'Connor & Company Securities, Inc.'s financial statements. The supplemental information is the responsibility of O'Connor & Company Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
We have served as O'Connor & Company Securities, Inc.'s auditor since 2017.
Walnut Creek, California
February 18, 2021

O'Connor & Company Securities, Inc.
Statement of Financial Condition
December 31, 2020

Assets

Cash		$	425,475
Due from clearing broker			0
Secured demand note receivable			600,000
Property and Equipment, at cost, net of accumulated depreciation 19,042			145,129
Security Deposits			2,841
Total Assets		$	1,173,445
Liabilities			
Accounts payable and accrued expenses		$	191,644
Auto Loan			77,157
PPP Loan			41,666
Liabilities subordinated to claims of creditors			600,000
Total Liabilities			910,467
Shareholders' Equity			
Common stock ($5 par value, 100,000 shares authorized, 14,400 shares issued and outstanding)	1,000		
Paid-in Capital	470,999		
Equity Withdrawals	-50,000		
Retained Earnings	-154,884		
Net Income	-4,137		262,978
Total Liabilities and Shareholders' Equity		$	1,173,445

The Accompanying Notes to the Financial Statements are an integral part of these financial statements

O'Connor & Company Securities, Inc.
Statement of Income
For the Year Ending December 31, 2020

Revenues		
Commission income	$	131,122
Municipal Advisory fees		90,000
Underwriting revenue		833,096
Trading income (loss)		53,142
Interest income		8
Total Revenues		1,107,368
Expenses		
Clearing expenses		95,725
Commissions		591,880
Depreciation		22,568
Insurance		40,137
Interest expense		12,760
Office expense		37,654
Payroll		138,250
Payroll taxes and fees		20,433
Professional fees		37,272
Quotation service		51,580
Regulatory fees		24,804
Rent		32,468
Tax and License		5,974
Total Expenses		1,111,505
Net Income	$	-4,137

The Accompanying Notes to the Financial Statements are an integral part of these financial statements

O'Connor & Company Securities, Inc.
Statement of Liabilities Subordinated to Claims of Creditors
December 31, 2020

	Balance December 31, 2019	Additions	Deletions	Balance December 31, 2020
William J O'Connor 2% interest, payable quarterly, Principal due March 31, 2021 (subject to auto-renewal)	$300,000	$ -	$ -	$300,000
Kenneth & Louise Caresio Living Trust 2% interest, payable quarterly, Principal due September 1, 2021 (subject to auto-renewal)	300,000	-	-	300,000
Total	$600,000	$ -	$ -	$600,000

The Accompanying Notes to the Financial Statements are an integral part of these financial statements

O'Connor & Company Securities, Inc.
Statement of Change to Shareholders' Equity
For the Year Ending December 31, 2020

	Common Stock ($5 par)	Additional paid-in capital	Capital Withdrawals	Retained Earnings	Total
Balance, December 31, 2019	$ 1,000	$ 470,999	$ -50,000	$ -154,884	$ 267,115
Reclassify	-	-	-	-	-
Net Income	-	-	-	-4,137	-4,137
Balance, December 31, 2020	$ 1,000	$ 470,999	$ -50,000	$ -159,201	$ 262,978

O'Connor & Company Securities, Inc.
Statement of Cash Flows
For the Year Ending December 31, 2020

	Jan - Dec 20
OPERATING ACTIVITIES	
Net Income	$ -4,137
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Due from Clearing - Wedbush	7,968
Accrued Clearing Costs	8,695
Accrued Commissions	179,173
AP - Other:AP - LA City Gross Receipts Tax	-4,665
AP - Other:AP - SIPC	-106
Auto Loan	-23,453
Auto Loan:Chase Loan (Ford)	37,061
Auto Loan:Yukon	40,095
PPP Forgivable Loan	41,666
Net cash provided by Operating Activities	282,297
INVESTING ACTIVITIES	
Auto	104,614
Auto:2019 Auto Lease	21,911
Auto:Accumulated Depreciation	-31,890
Auto:Ford	-63,000
Auto:Jeep	-36,500
Auto:Yukon GMC	-74,670
Furniture and Equipment	5,904
Net cash provided by Investing Activities	-63,431
Net cash increase for period	218,866
Cash at beginning of period	206,609
Cash at end of period	$ 425,475
Interest	$ 12,000
Taxes	$ 6,021

The Accompanying Notes to the Financial Statements are an integral part of these financial statements

O'Connor & Company Securities, Inc.
Notes to the Financial Statements
For the Year Ending December 31, 2020

Note 1 – Organization and Nature of Business

O'Connor & Company Securities, Inc. (the "Company") is a California corporation incorporated on November 9, 2007. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority ("FINRA") and is a member of Municipal Securities Rulemaking Board ("MSRB") and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Underwriter or selling group participant (corporate securities other than mutual funds)
- Mutual fund retailer
- U.S. government securities broker
- Municipal securities broker
- Trading securities for own account

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned – Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Commissions and related expenses are recorded on the trade-date basis as the transactions occur.

Revenue Recognition - Accounting pronouncement, ASC 606, was previously adopted. The pronouncement had no impact on operations during the year. The Company earns its revenues from

O'Connor & Company Securities, Inc.
Notes to the Financial Statements
For the Year Ending December 31, 2020

commissions on securities transactions. Commissions are recognized as revenue upon the execution of the securities transaction.

In addition, the Company earns revenue from underwriting, including both the underwriting of municipal bonds and advising on bond deals as a municipal advisor. Underwriting revenues are recognized when the new issued bonds are cleared through Wedbush Securities.

The Company also generates revenues from trading municipal bonds and equities. The revenue is recognized when the trades are cleared and finalized through Wedbush Securities.

Income Taxes – The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1.5% state franchise tax on the corporation's taxable income, with a minimum tax charge of $800.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2013 to the present, generally for three years after they are filed.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Fixed assets at December 31, 2020 had a cost basis of $170,075 with associated accumulated depreciation of $24,946. Depreciation expense for the year was $22,568.

Note 3 – Receivable from and Payable to Broker-Dealers and Clearing Organizations

	Receivable	**Payable**
Fees and commissions receivable/payable	$0	$0

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

O'Connor & Company Securities, Inc.
Notes to the Financial Statements
For the Year Ending December 31, 2020

Note 4 – Subordinated Borrowings

The borrowings under the subordination agreements at December 31, 2020, are listed in the following:

Subordinated notes, 2 percent, due March 31, 2021	$ 300,000
Subordinated notes, 2 percent, due September 1, 2021	$ 300,000

Both notes are subject to autorenewal, which automatically extends the maturity date by one year.

The subordinated borrowings are with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The interest expense for the year ended December 31, 2020 was $12,000.

Note 5 - Concentration of Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party. There were no related issues in the current year.

Note 6 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2020, the Company had net capital of $756,674 which was $506,674 in excess of its required net capital of $250,000. The Company's net capital ratio was .36 to 1.

Note 7– Clearing Broker Deposit

The Company has an agreement with a clearing broker which requires a minimum deposit of $100,000, which is covered by the balance in the Company's segregated collateral accounts ($600,000) at the clearing broker.

Note 8 – Exemption from the SEC Rule 15c3-3

O'Connor & Company Securities, Inc. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 9 – Operating Lease Commitments

On November 1, 2018, the Company entered into a one-year lease for office space in Newport Beach, California under a non-cancellable operating lease, commencing November 1, 2018 and expiring October 31, 2019. This lease has now rolled over to a month-to-month lease, with a requirement of 30-day notice for cancelation. At December 31, 2020, future monthly minimum lease payments under this agreement are $1,500.

On August 1, 2019, the Company entered into a one-year lease for office space in Woodland Hills, CA under a non-cancellable operating lease, commencing August 1, 2019 and expiring July 30, 2020. At December 31, 2020, future monthly minimum lease payments under this agreement are $1,600.

Accounting pronouncement ASC 842, adopted in 2019, will not effect the firm's office leases, as both leases are less than 12 months in duration.

Note 10 – Paycheck Protection Program Loan

On June 3, 2020, the Company received loan proceeds in the amount of $41,666 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the eight-week period.

The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. The Company has spent all of the funds in accordance with the regulations. On December 10, 2020, the company applied for loan forgiveness. The Company received approval of its forgiveness application from its lender and the lender has submitted the

forgiveness application to the SBA for final approval. The Company currently believes that its use of the loan proceeds will meet the conditions for forgiveness of the loan.

Note 11 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2020 through the date of the report of the independent registered public accounting firm, which is also the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

O'Connor & Company Securities, Inc.

Schedule 1 -Computation of Net Capital Requirements Pursuant To Rule 15c3-1
December 31, 2020

Shareholders' Equity		262,978
Plus: Subordinated debt & PPP		641,666
Less: Non allowable assets		
Property and equipment net of accumulated depreciation	145,129	
Security deposits	2,841	-147,970
		756,674
Net Capital		756,674
Computation of Net Capital Requirements		
Minimum net aggregate indebtedness- 6 2/3% of net aggregate		17,920
Minimum dollar net capital required		250,000
Net Capital required		250,000
Excess Capital		506,674
Computation of Aggregate Indebtedness		
Total liabilities		268,801
Aggregate indebtedness to net capital		.36 to 1

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per company's computation	756,674

Reconciliation of above net capital to FOCUS Report filed:

	Aggregated Indebtedness	Net Capital	Ratio AI/NC
Per submitted computation	$ 259,301	766,174	.34 to 1
Change in liabilities	-9,500	9,500	
Per statements as finalized	$ 268,801	756,674	.36 to 1

O'Connor & Company Securities, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2020

A computation of reserve requirement is not applicable to O'Connor & Company Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

O'Connor & Company Securities, Inc.
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2020

Information relating to possession or control requirements is not applicable to O'Connor & Company Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of O'Connor & Company Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) O'Connor & Company Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which O'Connor & Company Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) O'Connor & Company Securities, Inc. stated that O'Connor & Company Securities, Inc. met the identified exemption provisions for the period from January 1, 2020 to December 31, 2020 without exception. O'Connor & Company Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about O'Connor & Company Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 18, 2021

O'Connor & Company Securities, Inc.

February 9, 2021

John Cropper
Cropper Accountancy Corp.
2700 Ygnacio Valley Road, Suite 270
Walnut Creek, CA 94598

RE: SEC Rule 176a-5(d) (4) Exemption Report

Dear Mr. Cropper:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (ii) the Company conducts its business in a fully disclosed basis and does not execute or clear securities transactions for customers.

O'Connor & Company Securities, Inc. met the Section 204, 15c3-3 (k) (2) (ii) exemption for the period from January 1, 2020 to December 31, 2020.

Sincerely,

William O'Connor
President

CROPPER ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholders
of O'Connor & Company Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by O'Connor & Company Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating O'Connor & Company Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. O'Connor & Company Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on O'Connor & Company Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of O'Connor & Company Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 18, 2021

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*40*******2701********************MIXED AADC 220
67653 FINRA DEC
O'CONNOR & COMPANY SECURITIES INC
2801 W COAST HWY STE 200
NEWPORT BEACH, CA 92663-4045

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1,641

B. Less payment made with SIPC-6 filed (exclude interest) (882)

Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 759

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 759

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 759

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

O'Connor & Co Securities, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 22nd day of January, 2021.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2020
and ending 12/31/2020.

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,107,368
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C).	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 12,760	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	12,760
Total deductions	12,760
2d. SIPC Net Operating Revenues	$ 1,094,608
2e. General Assessment @ .0015	$ 1,641
	(to page 1, line 2.A.)

	focus 4030	4075	
q1	196,792.00	3,093.00	
q2	398,011.00	3,113.00	
q3	128,029.00	3,082.00	
q4	384,536.00	3,472.00	
	1,107,368.00	12,760.00	1,094,608.00
			1,641.91

O'CONNOR COMPANY SECURITIES, INC.
2901 W. COAST HIGHWAY, SUITE 200
NEWPORT BEACH, CA 92663

1273

16-24/1220 1492

Date January 21, 2021

Pay To The Order of SIPC $ 759.00

Seven hundred fifty nine and 0/100 Dollars

For ______

W O'Connor

⑈000001273⑈ ⑆122000247⑆ 3051189326⑈